U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   SEC FILE NO. 33-27399
                                                   CUSIP NUMBER ________

                                  (Check One):

  [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K |X| Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: June 30, 1999

          |_|     Transition Report on Form 10-K
          |_|     Transition Report on Form 20-F
          |_|     Transition Report on Form 11-K
          |_|     Transition Report on Form 10-Q
          |_|     Transition Report on Form N-SAR
         For the Transition Period Ended: ____________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant               Atlantic City Boardwalk Associates, L.P.

Former Name if Applicable

Address of Principal Executive Office           Indiana Avenue & the Boardwalk
(Street and Number)                             Atlantic City, New Jersey  08401
City, State and Zip Code

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Part II -- Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

          State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          The business of the Registrant is to lease certain real property to the Claridge at Park Place, Incorporated (the "Claridge"), a wholly-owned subsidiary of The Claridge Hotel and Casino Corporation (the "Corporation"). The Registrant is dependent upon the ability of the Claridge to make rental payments when due. The Registrant has been advised that the Corporation is not able to timely file its Form 10-Q for the quarter ended June 30, 1999 and has or will advise the Commission substantially as follows:

         The Form 10-Q for the fiscal quarter ended June 30, 1999 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the financial aspects of the Company because of management time diverted to preparing for, and financial uncertainties relating to, the filing to be made by the Company under Chapter 11 of the U.S. Bankruptcy Code. Such inability could not have been eliminated by the Company without unreasonable effort or expense.

As the Registrant cannot make accurate disclosure with respect to its financial condition without disclosure regarding the Claridge's condition, and is subject to the same financial uncertainties, the Registrant is unable to timely file its quarterly report on Form 10-Q.

Part IV -- Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

         Alan Wovsaniker, Esq.                          (973) 597-2500
(attorney to and authorized representative
of Atlantic City Boardwalk Associates, L.P.)
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       (Name and Title)                           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                 [X]  Yes           [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ]  Yes          [X]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Atlantic City Boardwalk Associates, L.P.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 16, 1999                 By:  /s/ Anthony C. Atchley
                                      Name:  Anthony C. Atchley
                                     Title:  General Partner of Atlantic City
                                               Boardwalk Associates, L.P.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter.